As Filed with the Securities
and Exchange Commission on               July 17, 2007     Registration No. 333-
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------
                        LIVING CELL TECHNOLOGIES LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)
                          The Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------
                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

        It is proposed that this filing become effective under Rule 466
                          [x] immediately upon filing
                             |_| on (Date) at (Time)

        If a separate statement has been filed to register the deposited
                      shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                         Title of each class of                                     Amount                    Proposed maximum
                      Securities to be registered                              to be registered         Aggregate price per unit (1)
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American Depositary Receipts,             50,000,000                        $.05
each American Depositary Share evidencing 10 ordinary shares of Living        American Depositary
Cell Technologies Limited.                                                          Shares
====================================================================================================================================
====================================================================================================================================
                                                                                         Proposed maximum           Amount of
                         Title of each class of                                        aggregate offering       registration fee
                      Securities to be registered                                          price (1)
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced by American Depositary Receipts,                      $2,500,000                $76.75
each American Depositary Share evidencing 10 ordinary shares of Living
Cell Technologies Limited.
====================================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

                                                                               Location in Form of
                                                                               American Depositary Receipt
         Item Number and Caption                                               Filed Herewith as Prospectus
         -----------------------                                               ----------------------------
(1)      Name and address of Depositary                                        Introductory Paragraph

(2)      Title of American Depositary Receipts and identity of deposited       Face of American Depositary Receipt, top center
         securities

         Terms of Deposit:

         (i)      The amount of deposited securities represented by one unit   Face of American Depositary Receipt - upper right
                  of American Depositary Shares                                corner

         (ii)     The procedure for voting, if any, the deposited securities   Paragraphs (15) and (16)

         (iii)    The collection and distribution of dividends                 Paragraphs (12), (14) and (15)

         (iv)     The transmission of notices, reports and proxy soliciting    Paragraphs (11), (15) and (16)
                  material

         (v)      The sale or exercise of rights                               Paragraph (13)

         (vi)     The deposit or sale of securities resulting from             Paragraphs (12) and (17)
                  dividends, splits or plans of reorganization

         (vii)    Amendment, extension or termination of the Deposit           Paragraphs (20) and (21)
                  Agreement

         (viii) Rights of holders of receipts to inspect the transfer Paragraph (11) books of the Depositary and the list of holders of receipts

         (ix)     Restrictions upon the right to deposit or withdraw the       Paragraphs (2), (3), (4), (5), (6) and (8)
                  underlying securities

                                                                               Location in Form of
                                                                               American Depositary Receipt
         Item Number and Caption                                               Filed Herewith as Prospectus
         -----------------------                                               ----------------------------
         (x)      Limitation upon the liability of the Depositary              Paragraphs (13), (18) and (22)

(3)      Fees and Charges                                                      Paragraph (7)

Item 2.  Available Information

         Item Number and Caption                                               Location in Form of
                                                                               American Depositary Receipt
                                                                               Filed Herewith as Prospectus
                                                                               ----------------------------

2(a) Public reports  furnished by Living Cell                                  Paragraph (11)
     Technologies  Limited.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of ______________, 2007, among Living Cell Technologies Limited (the "Living Cell Technologies Limited"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and holder from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

      (5) Certification under Rule 466.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of _______________, 2007, among Living Cell Technologies Limited, The Bank of New York, as Depositary, and each Owner and holder of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on July 17, 2007.

                                           By:    THE BANK OF NEW YORK,
                                                     as Depositary

                                           By:    /s/  U. Marianne Erlandsen
                                                  ------------------------------
                                           Name:  U. Marianne Erlandsen
                                           Title: Managing Director

      Pursuant to the requirements of the Securities Act of 1933, Living Cell Technologies Limited has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in The Commonwealth of Australia on July 17, 2007.

                                          LIVING CELL TECHNOLOGIES LIMITED

                                            By:   /s/  Paul Tan
                                                  ------------------------------
                                                  Name:  Paul Tan
                                                  Title: Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on July 17, 2007.

Name                                                 Title
----                                                 -----
  /s/  Paul Tan
------------------------------------
Paul Tan                                    Chief Executive Officer and Director
                                            (Principal Executive Officer)

  /s/  Richard Justice
------------------------------------
Richard Justice                             Chief Financial Officer
                                            (Principal Financial and Accounting
                                            Officer)

  /s/  David Collinson
------------------------------------
David Collinson                             Director

  /s/  Robert Elliot
------------------------------------
Robert Elliot                               Director

  /s/  Laurie Hunter
------------------------------------
Laurie Hunter                               Director

  /s /  Simon O'Laughlin
------------------------------------
Simon O'Laughlin                            Director

  /s/  Charles Macek
------------------------------------
Charles Macek                               Director

------------------------------------
Alfred Vasconcellos                         Director

/s/ Puglisi and Associates                  Authorized Representative in the
------------------------------------        United States
Puglisi and Associates

                                INDEX TO EXHIBITS

Exhibit
Number
-------
(1) Form of Deposit Agreement, dated as of ______________, 2007, among the Issuer, the Depositary and each Owner and holder from time to time of ADRs issued thereunder.

(4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

(5)   Certification under Rule 466.